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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 04 2014
Washington DC
405

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 50912

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

ma 3/27

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Herndon Plant Oakley Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 North Shoreline Blvd., Suite 2200 South
(No. and Street)

Corpus Christi	Texas	78401
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

1842 FM 1566 W.	**Celeste**	**Texas**	**75423**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/27

OATH OR AFFIRMATION

I, James T. Oakley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Herndon Plant Oakley Ltd.**, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

PARTNER

Title

Notary Public

ELIZABETH RAGAN NOTARY PUBLIC STATE OF TEXAS EXPIRES 11-20-2015

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

HERNDON PLANT OAKLEY LTD.

FINANCIAL REPORT

DECEMBER 31, 2013

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

To the Partners
Herndon Plant Oakley Ltd.

We have audited the accompanying financial statements of Herndon Plant Oakley Ltd. (the Partnership), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in partners' capital, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Partnership's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

1842 FM 1566 W Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Herndon Plant Oakley Ltd. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
February 24, 2014

HERNDON PLANT OAKLEY LTD.
Statement of Financial Condition
December 31, 2013

ASSETS

Cash and cash equivalents	$ 833,742
Receivable from clearing broker/dealer	499,939
Investment advisory fees receivable	1,260,209
Miscellaneous receivables	29,775
Prepaid expenses	154,221
Note receivable	9,000
Clearing deposit	100,000
Property and equipment, net of accumulated depreciation of $266,110	409,689
Deposits	10,859
TOTAL ASSETS	$ 3,307,434

LIABILITIES AND PARTNERS' CAPITAL

Liabilities

Accounts payable	$ 345,470
Accrued expenses	119,579
Capital lease obligations	61,660
Income tax payable - state	55,412
TOTAL LIABILITIES	582,121
Partners' Capital	2,725,313
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 3,307,434

See notes to financial statements.

HERNDON PLANT OAKLEY LTD.
Statement of Income
Year Ended December 31, 2013

Revenue	
Securities commissions	$ 4,674,307
Investment advisory fees	5,034,195
Other revenue	933
TOTAL REVENUE	9,709,435
Expenses	
Clearing and other charges	854,244
Communications	644,198
Compensation and related costs	3,437,114
Interest	6,250
Management fees to General Partner	3,208,702
Occupancy and equipment costs	505,841
Professional fees	294,763
Promotional costs	190,931
Regulatory fees and expenses	83,093
Other expenses	402,259
TOTAL EXPENSES	9,627,395
Net income before other gain and provision for income taxes	82,040
Realized gain on marketable securities	4,520
Unrealized gain on marketable securities	6,621
Total other gain	11,141
Net income before provision for income tax	93,181
Income taxes - state	55,714
NET INCOME	$ 37,467

See notes to financial statements.

HERNDON PLANT OAKLEY LTD.
Statement of Partners' Capital
Year Ended December 31, 2013

	General Partner	Limited Partners	Total
Balances at December 31, 2012	$ 26,878	$ 2,660,968	$ 2,687,846
Net income	375	37,092	37,467
Balances at December 31, 2013	$ 27,253	$ 2,698,060	$ 2,725,313

See notes to financial statements.

HERNDON PLANT OAKLEY LTD.
Statement of Cash Flows
Year Ended December 31, 2013

Cash flows from operating activities:		
Net income	$	37,467
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation		81,272
Realized gain on marketable securities		(4,520)
Unrealized gain on marketable securities		(6,621)
Changes in assets and liabilities		
Decrease in receivable from clearing broker/dealer		43,984
Increase in investment advisory fees receivable		(105,553)
Increase in miscellaneous receivable		33,544
Increase in prepaid expenses		(26,328)
Decrease in accounts payable		(78,538)
Decrease in accrued expenses		(282)
Increase in income tax payable - state		6,642
Net cash used in operating activities		(18,933)
Cash flows from investing activities:		
Proceeds from sale of marketable securities		48,626
Purchase of property and equipment		(48,628)
Net cash used in investing activities		(2)
Cash flows from financing activities:		
Payments on capital lease obligations		(38,436)
Net decrease in cash and cash equivalents		(57,371)
Cash and cash equivalents at beginning of year		891,113
Cash and cash equivalents at end of year	$	833,742

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:		
Interest	$	6,250
Income taxes - state	$	49,073

See notes to financial statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Herndon Plant Oakley Ltd. (the Partnership), a Texas limited partnership, was formed in January 1998 for the purpose of providing financial services, including securities brokerage and investment advisory services. The Partnership is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Partnership is also registered with the SEC pursuant to Section 203 of the Investment Advisors Act of 1940. The Partnership's customers are primarily individuals located throughout the United States.

The Partnership operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Partnership does not hold customer funds or securities, but as an introducing broker or dealer, will clear all transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

The general partner of the Partnership is Herndon Plant Oakley I Inc. (General Partner). The General Partner has the authority to manage and control the business affairs of the Partnership.

The Partnership terminates on December 31, 2030, unless sooner terminated or extended as provided in the partnership agreement.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments

Cash, receivables and accounts payable are short-term in nature and accordingly are reported in the statement of financial condition at fair value or carrying amounts that approximate fair value.

Cash Equivalents

Money market funds are reflected as cash equivalents in the accompanying statement of financial condition and for purposes of the statement of cash flows.

Marketable Equity Securities

Marketable securities were held for investment purposes and recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*. The increase or decrease in fair value was credited or charged to operations. There were no marketable securities held at December 31, 2013.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is provided for using straight line methods over the estimated useful lives of primarily five to seven years.

Security Transactions

Security transactions and commission revenue and the related expenses are recorded on a trade date basis.

Investment Advisory Fees

Investment advisory fees are earned based on contractual percentages of client assets under management. The fees are billed quarterly in arrears.

Advertising Costs

The Partnership expenses advertising production costs as they are incurred and advertising communication costs the first time the advertising takes place.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Income Taxes

Taxable income or loss of the Partnership is included in the income tax returns of the partners; therefore, no provision for federal income taxes has been made in the accompanying financial statements.

As of December 31, 2013, open Federal tax years include the tax years ended December 31, 2010 through December 31, 2012.

The Partnership is subject to state income taxes.

Note 2 - Transactions with Clearing Broker/Dealer

The agreement with the clearing broker/dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Partnership, with a monthly minimum charge of $10,000. The agreement also requires the Partnership to maintain a minimum of $100,000 as a deposit in an account with the clearing broker/dealer.

Note 3 - Net Capital Requirements

The Partnership is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Partnership had net capital of $837,617, which was $587,617 in excess of its net capital requirement $250,000. The Partnership's net capital ratio was .69 to 1.

Note 4 - Property and Equipment

Property and equipment is carried at cost less accumulated depreciation and consists of the following:

Furniture, fixtures and equipment	$ 429,688
Leasehold improvements	246,112
	675,800
Accumulated depreciation	(266,111)
	$ 409,689

Depreciation expense for the year was $81,272 and is reflected in the accompanying statement of income as occupancy and equipment costs.

Note 5 - Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Partnership's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Partnership and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Partnership. The Partnership seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

The Partnership has $1,413,499, or approximately 43%, of its total assets in money market funds, commissions receivable, and a clearing deposit held by or due from its clearing broker/dealer.

Note 6 - Lease Commitments

The Partnership leases various types of office equipment and office space generally over periods ranging up to five years. Certain leases essentially transfer the risks of ownership and are accounted for as capital leases.

Leased property under capital leases at December 31, 2013 includes:

Equipment	$ 111,351
Less accumulated amortization	(29,694)
	$ 81,657

Note 6 - **Lease Commitments (continued)**

Amortization (included in depreciation and amortization expense), based on a rate of 20% using the straight line method, amounts to approximately $22,270 for 2013.

At December 31, 2013, the future minimum lease payments under capital leases and rental payments required under operating leases are presented as follows:

	Capital Leases	Operating Leases
2014	37,812	258,776
2015	27,499	139,794
2016	-	82,181
2017	-	48,400
Thereafter	-	-
	65,311	$ 529,151
Less amount representing interest	3,651	
Present value of minimum lease payments	$ 61,660	
Current maturities	$ 34,867	
Noncurrent maturities	26,793	
	$ 61,660	

Total rent expense for the year under operating leases was $417,864 (which includes additional rental and proportionate share of operating expenses payable under the lease agreements).

Note 7 - **Related Party Transactions**

The Partnership and the General Partner are under common control and the existence of that control creates a financial position and operating results significantly different than if the companies were autonomous.

The General Partner manages and controls the business affairs of the Partnership and is entitled to receive a management fee for such services. The management fee is determined by the affirmative vote of a majority in interest of the limited partners and is not consummated on terms equivalent to arms length transactions. The management fee for the year ended December 31, 2013 was $3,208,702.

The Partnership has a note receivable from an employee bearing interest at 6% with a remaining balance at December 31, 2013 of $9,000.

Note 8 - <u>401(k) Profit Sharing Plan</u>

The Partnership adopted the Herndon Plant Oakley Ltd. 401(k) Profit Sharing Plan (the Plan) effective June 1, 1999.

The Partnership did not contribute any matching amounts for 2013.

The Plan also provides a profit sharing component where the Partnership can make a discretionary contribution to the Plan, which is allocated based on the compensation of eligible employees. Discretionary profit sharing contributions for the year totaled $106,826 and are reflected in the accompanying statement of income as compensation and related costs.

Note 9 - <u>Contingencies</u>

The are currently no asserted claims or legal proceedings against the Partnership, however, the nature of the Partnership's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Partnership could have an adverse impact on the financial condition, results of operations, or cash flows of the Partnership.

Note 10 - <u>Subsequent Events</u>

Management has evaluated the Partnership's events and transactions that occurred subsequent to December 31, 2013, through February 20, 2014, the date which the financial statements were available to be issued.

On January 1, 2014, The Partnership entered into an Office and Administrative Services Agreement (Agreement) with Oxbow Advisors, LLC (Oxbow), a related party. Under the Agreement, the Partnership will assist Oxbow with the day to day operations and administration of its business; furnish Oxbow with office space, equipment and supplies; assist Oxbow with compliance; provide marketing and sales services; arrange for and monitor professional services; and provide any other services required in Oxbow's administration as agreed to by the Partnership and Oxbow. The Partnership shall also pay all overhead expenses of Oxbow. Oxbow shall reimburse the Partnership for its proportionate use of or benefit from these services provided and expenses paid by the Partnership. The Agreement was not consummated on terms equivalent to arms length transactions.

Schedule I

HERNDON PLANT OAKLEY LTD.
Supplementary Information
Pursuant to Rule 17a-5
December 31, 2013

Total partners' capital qualified for net capital	$ 2,725,313
Deductions and/or charges	
Non-allowable assets:	
Petty cash	200
Receivable from clearing broker/dealer	5,588
Investment advisory fees receivable	1,260,209
Miscellaneous receivables	29,775
Prepaid expenses	154,221
Note receivable	9,000
Property and equipment, net	409,689
Deposits	10,859
Total deductions and/or charges	1,879,541
Net capital before haircuts	845,772
Haircuts on securities:	
Cash equivalents	8,155
Net Capital	$ 837,617
Aggregate indebtedness	
Accounts payable	$ 345,470
Accrued expenses	119,579
Capital lease payable	61,660
Income tax payable - state	55,412
Total aggregate indebtedness	$ 582,121
Computation of basic net capital requirement	
Minimum net capital required (greater of $250,000 or 6 2/3% of aggregate indebtedness)	$ 250,000
Net capital in excess of minimum requirement	$ 587,617
Ratio of aggregate indebtedness to net capital	.69 to 1

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2013 as filed by Herndon Plant Oakley, Ltd. on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, in which all customer transactions are cleared on a fully disclosed basis through a clearing broker/dealer. Under these exemptive provisions, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Partners
Herndon Plant Oakley Ltd.

In planning and performing our audit of the financial statements of Herndon Plant Oakley Ltd. (the Partnership), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1842 FM 1566 W Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
February 24, 2014

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Partners
Herndon Plant Oakley Ltd.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Amended Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Herndon Plant Oakley Ltd. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Herndon Plant Oakley Ltd.'s compliance with the applicable instructions of the General Assessment Reconciliation (Amended Form SIPC-7). Herndon Plant Oakley Ltd.'s management is responsible for Herndon Plant Oakley Ltd.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Amended Form SIPC-7 with respective cash disbursement record entries (checks written) noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Amended Form SIPC-7 for the year ended December 31, 2013 noting no differences;

3. Compared any adjustments reported in Amended Form SIPC-7 with supporting schedules and working papers (FOCUS IIA Income/Expense Summary) noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Amended Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

1842 FM 1566 W Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
February 24, 2014

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation
Amendment

For the fiscal year ended 2013

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

050912 FINR DEC
HERNDON PLAN OAKLEY LTD
800 N SHORELINE BLVD STE 2200 SOUTH
CORPUS CHRISTI TX 78401-3756

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

David Downey (800) 888-4894

2. A. General Assessment (item 2e from page 2)		$ 16,345.45
B. Less payment made with SIPC-6 filed (**exclude interest**) 07/26/13 Date Paid		(11,529.32)
C. Less prior overpayment applied		(0.00)
D. Assessment balance due or (overpayment)		4,816.13
E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum		0.00
F. Total assessment balance and interest due (or overpayment carried forward)		$ 4,816.13
G. PAID WITH THIS FORM: Check paid on check #21186 on 02/03/2014 ~~Check enclosed, payable to SIPC~~ Total (must be same as F above)	$ 5,022.04	
H. Overpayment carried forward	$(205.91)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Herndon Plant Oakley LTD
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Designated Princpal
(Title)

Dated the 21 day of February, 2014.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 01/01/2013 and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 9,720,576
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	2,424,588
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	744,943
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	12,205
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Interest Income (Deductions in excess of $100,000 require documentation)	659
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	3,182,394
2d. SIPC Net Operating Revenues	$ 6,538,181
2e. General Assessment @ .0025	$ 16,345.45 (to page 1, line 2.A.)